SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  26 July 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  1st Quarter Results announcement made on 26th of July, 2007



July 26, 2007

FIRST QUARTER RESULTS TO JUNE 30, 2007


HIGHLIGHTS

   - Revenue of GBP5,033 million, up 3 per cent

   - New wave revenue of GBP1,815 million, up 11 percent

   - EBITDA before specific items(1) and leaver costs of GBP1,425 million, up 3 per cent

   - Profit before taxation, specific items(1) and leaver costs of GBP658 million, up 3 per cent

   - Earnings per share before specific items(1) and leaver costs of 6.0pence, up 3 percent, our twenty first consecutive quarter of growth

   - Broadband net additions(2) of 0.5 million to 11.2 million connections at June 30, 2007

   - BT Retail's share of net additions was 38 per cent


Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the first quarter results, said:


"We have got the year off to a strong start with another robust all round performance. Revenue, EBITDA and earnings per share all continue to grow as BT builds on the achievements of last year.

"There is success across the board. BT Retail's share of the broadband(2) net additions in the quarter was 38 per cent; contract wins in BT Global Services and BT Wholesale were GBP2 billion; outside the UK we gained more than 100 new customers.

"We are keeping BT ahead of the game by delivering software driven services that will offer faster, more resilient and cost effective services to our customers wherever in the world they are."


The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 15 to 20.


(1)Specific items are significant one off or unusual items as defined in note 4 on page 24.

(2)Includes DSL and LLU connections.



               RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2007

                                          First quarter             Year ended
                                   ---------------------------------  March 31
                                     2007     2006   Better (worse)       2007
                                     GBPm     GBPm               %        GBPm

Revenue                             5,033    4,864               3      20,223

EBITDA
- before specific items and leaver
  costs                             1,425    1,386               3       5,780
- before specific items             1,417    1,362               4       5,633

Profit before taxation
- before specific items and leaver
  costs                               658      639               3       2,642
- before specific items               650      615               6       2,495
- after specific items                600      615              (2)      2,484

Earnings per share
- before specific items and leaver
  costs                               6.0p     5.8p              3        23.9p
- before specific items               5.9p     5.6p              5        22.7p
- after specific items                7.4p     5.6p             32        34.4p

Capital expenditure                   903      715             (26)      3,247

Free cash flow                       (152)     (17)              n/m     1,354

Net debt                            8,631    7,727             (12)      7,914



The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 24. Leaver costs are shown in note 3 on page 24.

The income statement, cash flow statement and balance sheet are provided on pages 15 to 20. A reconciliation of EBITDA before specific items to group operating profit is provided on page 29. A definition and reconciliation of free cash flow and net debt are provided on pages 26 to 28.


GROUP RESULTS

Revenue was 3.5 per cent higher at GBP5,033 million in the quarter with continued strong growth in new wave revenue. EBITDA before specific items and leaver costs grew by 2.8 per cent, the sixth consecutive quarter of growth. Earnings per share before specific items and leaver costs increased by 3 per cent to 6.0 pence, the twenty first quarter of year on year growth.

The strong growth in new wave revenue continued and at GBP1,815 million was 11 per cent higher than last year. New wave revenue is mainly generated from networked IT services and broadband and accounted for 36 per cent of the group's revenue. Networked IT services revenue grew by 8 per cent to GBP1,061 million, and broadband revenue increased by 19 per cent to GBP540 million.

Progress continues in our transformation into a truly global software driven services organisation. BT Global Services contract wins were GBP1.7 billion in the first quarter, with GBP9.2 billion achieved over the last twelve months. This includes the wholesale white label managed services contract with the Post Office, part of the Royal Mail Group which is a BT Global Services customer. In addition BT Wholesale won a five year contract to manage the T-Mobile access network in the UK.

BT had 11.2 million wholesale broadband connections (DSL and LLU) at June 30, 2007, including 2.4 million local loop unbundled lines, an increase of 2.5 million connections year on year as the broadband market continued to show strong growth. There were 459,000 additional connections in the first quarter, which is seasonally the slowest quarter of the year. BT Retail's share of the net additions in the quarter was 38 per cent and it is expected to maintain its position as the UK's number one retail broadband provider.


Revenue

Revenue from the group's traditional businesses was maintained year on year. This performance reflects the robust defence of the traditional business despite price reductions arising from the highly competitive nature of our markets, regulatory intervention and migration of customers to new wave services.

Major corporate (UK and international) revenue showed growth of 5 per cent. Migration from traditional voice only services to networked IT services continued with new wave revenue now representing over 60 per cent of all major corporate revenue.

Revenue from smaller and medium sized UK businesses grew 2 per cent year on year, continuing the recent improving trend. New wave revenue grew by 12 per cent driven by growth in broadband and other new wave services. We continue to focus on innovative pricing plans and propositions that deliver value to our customer base by bringing together IT, broadband and communication services.

Consumer revenue in the first quarter was 2 per cent lower year on year, compared to a 5 per cent reduction twelve months ago. In line with our strategy, growth in new wave revenue of 21 per cent continues to reduce our dependence on traditional revenue which has declined by 5 per cent.

The 12 month rolling average revenue per consumer household increased by GBP4 to GBP266, the sixth consecutive quarter of growth. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues. Following a period of sustained growth, the proportion of contracted revenues remained at 68 per cent.

Wholesale (UK and Global Carrier) revenue increased by 7 per cent driven by wholesale line rental (WLR) and local loop unbundling (LLU). New wave revenue now accounts for 25 per cent of wholesale revenue.


Operating results

Group operating costs before specific items increased by 3 per cent year on year to GBP4,392 million. Staff costs before leaver costs increased by 3 per cent to GBP1,299 million. The effect of increases in pay rates, the additional staff needed to support networked IT services contracts and increased levels of activity in the network and 21CN activities have been largely offset by improved efficiencies. Leaver costs before specific items were GBP8 million in the quarter (GBP24 million last year). Payments to other telecommunication operators increased by GBP56 million to GBP1,062 million. Other operating costs before specific items of GBP1,501 million increased by GBP64 million mainly due to increased costs of sales from growth in networked IT and other new wave services which were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation increased by 1 per cent to GBP709 million.

Group operating profit before specific items and leaver costs increased by 5 per cent to GBP716 million.


Earnings

Net finance costs were GBP55 million, an increase of GBP9 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was flat year on year at GBP105 million in the first quarter. The increase in net finance costs primarily reflects the higher net debt for the quarter.

Profit before taxation, specific items and leaver costs of GBP658 million increased by 3 per cent.

The effective tax rate on the profit before specific items was 24.8 per cent (24.5 per cent last year) compared to the UK statutory corporation tax rate of 30 per cent, reflecting the continued focus on tax efficiency within the group.

Earnings per share before specific items and leaver costs increased by 3 per cent to 6.0 pence.


Specific items

Specific items are defined in note 4 on page 24. There was a total net credit after tax of GBP119 million (GBPnil last year). There was a net operating charge before tax of GBP50 million in the quarter (GBPnil last year). Restructuring costs of GBP49 million (GBPnil last year) relating to the group's transformation and reorganisation activities were incurred in the quarter. These mainly comprised leaver costs and property exit costs. We expect the total restructuring costs to be around GBP450 million which is expected to generate a payback within 2 to 3 years. We expect the majority of the costs to be incurred in 2007/08. In addition, a specific tax credit of GBP154 million (GBPnil last year) has been recognised for the re-measurement of deferred tax balances for the change in the UK statutory corporation tax rate to 28 per cent, which becomes effective in 2008/09.

Earnings per share after specific items were 7.4 pence in the quarter (5.6 pence last year).


Cash flow and net debt

Net cash inflow from operating activities in the first quarter amounted to GBP848 million compared to GBP1,002 million last year. This was reflected in free cash flow which was a net outflow of GBP152 million in the first quarter compared to an outflow of GBP17 million last year. The main driver of the increased free cash outflow was the working capital outflow which was GBP334 million higher than last year and is expected to reverse later in the year. Pension deficiency contributions of GBP320 million were paid, being the final payment until the next triennial funding valuation as at December 31, 2008. Free cash flow also includes the final receipt of GBP504 million in relation to the settlement of the open tax years up to 2004/05 agreed with HMRC last year. The cash outflow from the purchase of fixed assets for the quarter amounted to GBP819 million, GBP17 million higher than last year.

The net cash outflow on acquisition of subsidiaries, principally Comsat International and i2i Enterprise, in the first quarter amounted to GBP164 million compared to GBP35 million last year. The share buyback programme continued with the repurchase of 113 million shares for a total consideration of GBP365 million during the quarter, which compares to GBP50 million last year. During the quarter the group issued GBP1.5 billion of debt maturing in 2014, 2017 and 2037. Debt of GBP660 million matured and was repaid in the quarter. Net debt was GBP8,631 million at June 30, 2007. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 26 to 28.


Pensions

The IAS 19 net pension asset at June 30, 2007 was a surplus of GBP1.4 billion, net of tax, (GBP2.0 billion gross of tax) compared with a deficit of GBP1.6 billion at June 30, 2006 (GBP2.2 billion gross of tax), a turnaround of GBP3.0 billion. The BT Pension Scheme had assets of GBP39.5 billion at June 30, 2007.


21st Century Network

During the quarter, BT continued the process of migrating customers to its 21st Century Network (21CN) in South Wales and equipment has now been installed to support the completion of the first phase of customer migrations this year.

Following the successful migration of the first live customers onto BT's 21CN, BT completed its pioneering 21CN voice trials which carried the world's first phone calls over an all IP next generation infrastructure in 2005. The trial network, linking BT exchanges in central London, Woolwich and Cambridge, has carried over 160 million calls and provided valuable testing and learning that is now being deployed with live customers.

The preparation for national rollout is also underway with equipment installed at hundreds of sites across the country.

The rebuild of BT's core national network is also continuing and we are on track to launch next generation broadband services delivering up to 24Mb nationally in early 2008. Field trials started during the quarter with the participation of a range of internet service providers (ISPs). This follows the initial successful pilot of next generation broadband services in Cardiff earlier this year.

The roll out of 21CN has resulted in an increased level of capital expenditure compared to the first quarter of last year. In addition, the expansion of the global MPLS network and the purchase of perpetual software licences has accelerated the recognition of capital expenditure in the quarter.


Organisation structure

During the first quarter BT announced a move to a new organisation structure that will help deliver faster, more resilient and cost effective services to customers wherever they are. The move is designed to accelerate BT's transformation to a networked IT services company, delivering software driven services over broadband and also allowing the acceleration of the achievement of cost savings. BT is bringing together its world class people from design, operations, IT and networks into two business units. BT Design will be responsible for the design and development of the platforms, systems and processes which will support our services while BT Operate will be responsible for their deployment and operation.

The existing group structure has remained in place for management and reporting through the first quarter.


Outlook

Our performance underpins our confidence that we can continue to grow revenue, EBITDA before specific items and leaver costs, earnings per share before specific items and leaver costs, and dividends for the year.

We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business.

_____________________________________________________________________________

BT's final dividend of 10.0 pence per share will be paid on September 17, 2007 to shareholders on the register on August 24, 2007. The ex-dividend date is August 22, 2007.

The second quarter and half year's results are expected to be announced on November 8, 2007.


LINE OF BUSINESS RESULTS

BT Global Services
                                   First quarter ended June 30     Year ended
                               -----------------------------------   March 31
                                  2007      2006   Better (worse)        2007
                                  GBPm      GBPm    GBPm       %         GBPm
Revenue                          2,256     2,155     101       5        9,106
Gross profit                       643       628      15       2        2,673
SG&A before leaver costs           404       400      (4)     (1)       1,653
                                ------    ------                       ------
EBITDA before leaver costs         239       228      11       5        1,020
Depreciation and amortisation      164       148     (16)    (11)         675
                                ------    ------                       ------
Operating profit before leaver
costs                               75        80      (5)     (6)         345
                                ======    ======                       ======
Capital expenditure                186       149     (37)    (25)         695
                                ======    ======                       ======


BT Global Services revenue grew by 5 per cent to GBP2,256 million for the first quarter. New wave revenue rose by GBP163 million to GBP1,802 million, an increase of 10 per cent. MPLS revenue rose by 25 per cent to GBP145 million.

Networked IT services contract orders were GBP0.9 billion in the quarter, taking contract orders for the last twelve months to GBP5.1 billion which is up GBP1.0 billion from the position to the first quarter of last year. This includes the wholesale white label managed services contract with the Post Office, part of the Royal Mail Group which is a BT Global Services customer. Other contracts ranged from the delivery and management of a global MPLS based virtual private network linking over 1,000 sites for Nestle, to assisting Carillion in the integration of its infrastructure with that of Mowlem, which it recently acquired, into a single seamless network, to the provision of network management, helpdesk support and other voice services to Allianz/Fujitsu in Germany. Total orders in the quarter amounted to GBP1.7 billion, bringing the value of total orders achieved over the last twelve months to GBP9.2 billion. A further 102 new corporate customers outside the UK signed orders with BT in the quarter.

During the first quarter BT Global Services extended its global reach and capabilities with the completion of the acquisitions of Comsat International, a leading provider of data communications services for corporations and public sector organisations in Latin America, and i2i Enterprise, an enterprise services company specialising in internet protocol communications services for major Indian and global multi-nationals. These acquisitions underline our commitment to providing world class services to our customers wherever they do business.

Gross profit grew by GBP15 million to GBP643 million driven by new wave revenue but still offset by declines in traditional telephony business, while SG&A costs increased by GBP4 million. EBITDA before leaver costs increased year on year by GBP11 million to GBP239 million, representing growth of 5 per cent. Depreciation and amortisation charges increased by GBP16 million to GBP164 million, mostly resulting from customer related capital expenditure in the course of last year. Overall, this brought operating profit before leaver costs to GBP75 million, a reduction of GBP5 million from the previous year.

Capital expenditure in the quarter was GBP186 million, an increase of GBP37 million of which broadly half was customer contract driven following on from last year's order intake and half was infrastructure related as we expand the global MPLS network.

On the National Programme for IT for the NHS (NPfIT) over 20,000 connections have been provided in England under the N3 contract, and the Scottish N3 network is more than two-thirds complete. BT has also voice-enabled the network. This will further reduce the cost of telephony services and bring enhanced communications between NHS sites.

As London local service provider, BT is designing and installing new IT systems throughout the 74 Trusts in the capital. Capability includes IT systems for Acute, Mental Health, Community Health Trusts and over 1,600 General Practitioners. Significant capability has been delivered to 70 per cent of trusts, including more than half of London's Mental Health Trusts. There are plans to install three acute patient administration systems by the end of this year.

The Spine is the central database and messaging system that BT is building and managing for the NPfIT. BT has completed the most complex and challenging software upgrade to date, creating the infrastructure and software to support the roll out of the NHS Summary Care Record. The programme has delivered all of the last 14 software releases since March 2005 on time or ahead of schedule.

BT Retail
                                   First quarter ended June 30     Year ended
                                 -------------------------------     March 31
                                  2007      2006   Better (worse)        2007
                                  GBPm      GBPm    GBPm       %         GBPm
Revenue                          2,059     2,068      (9)      -        8,414
                                ------    ------                       ------
Gross margin                       587       560      27       5        2,350
SG&A before leaver costs           389       378     (11)     (3)       1,481
                                ------    ------                       ------
EBITDA before leaver costs         198       182      16       9          869
Depreciation and amortisation       42        40      (2)     (5)         171
                                ------    ------                       ------
Operating profit before leaver
costs                              156       142      14      10          698
                                ======    ======                       ======
Capital expenditure                 46        40      (6)    (15)         166
                                ======    ======                       ======

BT Retail's EBITDA before leaver costs grew 9 per cent, the eighth consecutive quarter of growth. There has been an improvement in gross margin of over 1 percentage point arising from improved efficiency, reducing the cost base and innovative value based pricing plans. SG&A costs for the quarter increased 3 per cent reflecting increased investment in advertising and service. Traditional revenue declined 5 per cent and this was largely offset by new wave revenue growth of 16 per cent.

Consumer customers benefited from a further round of significant price cuts on voice packages this quarter. Successive price cuts over the past year have reduced our Option 3 call package prices by almost half and our Option 2 package prices by over a third. Unlimited calls to UK landlines now cost less per day than the price of a first class stamp.

In a competitive broadband market, BT Retail revenue has grown by 19 per cent. Net additions in the quarter of 38 per cent of DSL and LLU market additions, reflect the success of offering the most complete broadband package. 58 per cent of customers opted for the higher value Option 2 and 3 packages, with two thirds of these choosing the highest value Option 3 package.

The growth in broadband will be further supported by the recent announcement to acquire Brightview, which currently has around 62,000 broadband customers and operates the ISP brands Madasafish and Global Internet, as well as the Which-award-winning Waitrose ISP.

Our strategy of offering more than just access to our broadband customers is demonstrated by our BT Vision and VoIP propositions. The roll out of BT Vision continues as planned, supported by a national advertising campaign promoting BT Vision as the nation's most flexible digital television service and highlighting the extensive content on offer to our customers. We recently announced further enhancements to the service with BT Vision Sport providing wide coverage of football, golf and other sports, starting at less than GBP1 per week.

Our advanced VoIP service grew strongly again this quarter with Broadband Talk and BT Softphone customers increasing 23 per cent to 1.7 million at the end of the quarter.

Within the SME sector we launched BT Tradespace, a new range of web design, hosting and marketing services which allows businesses to build an on-line presence in minutes with more than 10,000 customers now signed up for the service. Our IT Manager proposition was supported with the launch of a major advertising campaign featuring Gordon Ramsay, which has significantly increased the awareness and understanding of our proposition in our target audience.

We made further progress in our strategy to offer our customers flexible services in the home, office and on the move. More than a million customers can now take advantage of Wi-Fi as part of our Total Broadband package. We continue to grow our wireless broadband business with widespread access in the centre of 12 cities and Openzone hotspots in major public areas and business locations such as airports, railway stations and key hotels such as Hilton and Thistle. We also signed an agreement with Sony Computer Entertainment Europe (SCEE) to transform the PSP gaming device by adding wireless broadband communication features, allowing voice and video calling from your PSP.

The Enterprises division has continued to deliver strong growth with revenues up 9 per cent and EBITDA up 58 per cent against the same quarter last year. As well as the strong growth in revenue and EBITDA, the Conferencing, Expedite and Redcare businesses have all secured significant new contracts in the quarter.


BT Wholesale
                                   First quarter ended June 30     Year ended
                                 -------------------------------     March 31
                                  2007      2006   Better (worse)        2007
                                  GBPm      GBPm    GBPm       %         GBPm
External revenue                   999       997       2       -        4,057
Internal revenue                   867       850      17       2        3,527
                                ------    ------                       ------
Revenue                          1,866     1,847      19       1        7,584
Variable cost of sales             950       920     (30)     (3)       3,848
                                ------    ------                       ------
Gross variable profit              916       927     (11)     (1)       3,736
Network and SG&A before leaver
costs                              430       449      19       4        1,775
                                ------    ------                       ------
EBITDA before leaver costs         486       478       8       2        1,961
Depreciation and amortisation      285       285       -       -        1,198
                                ------    ------                       ------
Operating profit before leaver
costs                              201       193       8       4          763
                                ======    ======                       ======
Capital expenditure                272       200     (72)    (36)       1,017
                                ======    ======                       ======

BT Wholesale external revenue in the first quarter increased by GBP2 million to GBP999 million. Revenue from new wave services was GBP245 million. Internal revenue increased by 2 per cent to GBP867 million due to strong growth in broadband revenue from internal channels more than offsetting the impact of lower call volumes and lower regulatory prices being reflected in internal charges.

Gross variable profit decreased by 1 per cent to GBP916 million. Network and SG&A costs performance was strong, with a 4 per cent decrease as a result of cost savings made through network efficiencies more than offsetting network costs on the roll-out of 21CN.

EBITDA before leaver costs increased by 2 per cent to GBP486 million. Higher depreciation due to increased 21CN activity has been offset by a reduction in depreciation in areas of traditional technology. Operating profit before leaver costs increased by 4 per cent year on year.

Capital expenditure was 36 per cent higher than last year driven by a significant increase in 21CN related investment this quarter.

BT Wholesale had 8.8 million DSL broadband connections at June 30, 2007, an increase of 701,000 year on year. There was a net reduction in connections of 55,000 in the first quarter as wholesale customers migrated to LLU as the exchange roll out continues.

BT Wholesale's new strategy of generating growth through the provision of managed network solutions to other communication providers is demonstrating solid early success with new multi year contracts signed in the first quarter. This includes a new five year managed network solutions agreement with T-Mobile to manage the access backhaul transmission network serving the majority of T-Mobile's base station sites across the UK. The contract will deliver T-Mobile a cost-efficient and flexible next generation service to support its growth plans and help avoid any investment risk in building its own capability.


Openreach
                                      First quarter ended June 30   Year ended
                                   -------------------------------    March 31
                                      2007     2006  Better (worse)       2007
                                      GBPm     GBPm    GBPm      %        GBPm
External revenue                       211      130      81     62         685
Revenue from BT lines of business    1,099    1,129     (30)    (3)      4,492
                                    ------   ------                     ------
Revenue                              1,310    1,259      51      4       5,177
Operating costs before leaver costs    839      787     (52)    (7)      3,289
                                    ------   ------                     ------
EBITDA before leaver costs             471      472      (1)     -       1,888
                                    ------   ------                     ------
Depreciation and amortisation          181      175      (6)    (3)        707
                                    ------   ------                     ------
Operating profit before leaver
costs                                  290      297      (7)    (2)      1,181
                                    ======   ======                     ======
Capital expenditure                    277      271      (6)    (2)      1,108
                                    ======   ======                     ======


Openreach's revenue in the first quarter was GBP1,310 million, a 4 per cent increase, driven by higher connections and increased broadband related rentals. External revenue increased by GBP81 million due to volume growth on all products, including broadband related connections. Revenues from other BT lines of business decreased by 3 per cent to GBP1,099 million, reflecting the volume shift of Wholesale Line Rental (WLR) to external revenues.

At June 30, 2007 Openreach had over 2.4 million external LLU lines (with net additions of 514,000 in the quarter) and 8.8 million lines with other BT lines of business. Overall LLU revenue has increased by over a third year on year as exchange rollout continues and the broadband market expands. Openreach has over
4.2 million external WLR lines and channels and 23 million WLR lines and channels with other BT lines of business, with overall WLR revenues remaining flat year on year.

Operating costs increased by GBP52 million to GBP839 million. Headcount has increased by 500 in the quarter to support the increase in operational volumes of over 20 per cent year on year. These volume increases, effects of inflationary rises and increased maintenance and support costs of the new systems have been partly offset by efficiency programme savings across the business to keep the overall increase in operating costs to 7 per cent.

Overall this has resulted in a GBP1 million decrease in EBITDA before leaver costs.

Depreciation and amortisation costs of GBP181 million have increased by GBP6 million because of the impact of depreciation on the Equivalence Management Platform and LLU assets from the large capital investment in prior periods. Operating profit before leaver costs decreased by GBP7 million to GBP290 million.

Capital expenditure in the quarter was 2 per cent higher at GBP277 million. Increased customer driven spend on network infrastructure and 21CN work have been partially offset by lower but continued, committed spend on system development required under the Undertakings.

Openreach has made significant investment in delivering the new Wholesale Line Rental product (WLR3) to the industry and ensuring that all Communications Providers, including BT Retail, can exploit the benefits of WLR3 by June 30, 2007. This has included training of service management centre agents and all of the Openreach field engineers. Openreach has now delivered this solution and is in the process of ramping up customer migrations, while continuing to make good progress towards the next milestones, including WLR Digital.



GROUP INCOME STATEMENT
for the three months ended June 30, 2007

-----------------------------------------------------------------------------
                                          Before   Specific items
                                  specific items          (note 4)      Total
(unaudited)               Notes             GBPm             GBPm        GBPm
-----------------------------------------------------------------------------

Revenue                       2            5,033                -       5,033
Other operating income                        67               (1)         66
Operating costs               3           (4,392)             (49)     (4,441)
                                          ------           ------      ------
Operating profit                             708              (50)        658

Finance costs                               (680)               -        (680)
Finance income                               625                -         625
                                          ------           ------      ------
Net finance costs             5              (55)               -         (55)

Share of post tax losses
of associates and joint
ventures                                      (3)               -          (3)
                                          ------           ------      ------
Profit before taxation                       650              (50)        600

Taxation                                    (161)             169           8
                                          ------           ------      ------
Profit for the period                        489              119         608
                                          ======           ======      ======

Attributable to:
Equity shareholders                          488              119         607
Minority interest                              1                -           1
                                          ======           ======      ======

Earnings per share            6
- basic                                      5.9p                         7.4p
                                          ======                       ======
- diluted                                    5.8p                         7.2p
                                          ======                       ======


GROUP INCOME STATEMENT
for the three months ended June 30, 2006

-----------------------------------------------------------------------------
                                          Before   Specific items
                                  specific items          (note 4)      Total
(unaudited)               Notes             GBPm             GBPm        GBPm
-----------------------------------------------------------------------------
Revenue                       2            4,864                -       4,864
Other operating income                        50                -          50
Operating costs               3           (4,255)               -      (4,255)
                                          ------           ------      ------
Operating profit                             659                -         659

Finance costs                               (642)               -        (642)
Finance income                               596                -         596
                                          ------           ------      ------
Net finance costs             5              (46)               -         (46)

Share of post tax profits
of associates and joint
ventures                                       2                -           2
                                          ------           ------      ------

Profit before taxation                       615                -         615

Taxation                                    (151)               -        (151)
                                          ------           ------      ------

Profit for the period
attributable to equity
shareholders                                 464                -         464
                                          ======           ======      ======
Earnings per share            6
- basic                                      5.6p                         5.6p
                                          ======                       ======
- diluted                                    5.5p                         5.5p
                                          ======                       ======


GROUP INCOME STATEMENT
for the year ended March 31, 2007

-----------------------------------------------------------------------------
                                 Before specific   Specific items
                                           items          (note 4)      Total
                          Notes             GBPm             GBPm        GBPm
-----------------------------------------------------------------------------

Revenue                       2           20,223                -      20,223
Other operating income                       236               (3)        233
Operating costs               3          (17,746)            (169)    (17,915)
                                          ------           ------      ------
Operating profit                           2,713             (172)      2,541

Finance costs                             (2,604)               -      (2,604)
Finance income                             2,371              139       2,510
                                          ------           ------      ------
Net finance (costs) income    5             (233)             139         (94)

Share of post tax profits
of associates and joint
ventures                                      15                -          15
Profit on disposal of
associate                                      -               22          22
                                          ------           ------      ------

Profit before taxation                     2,495              (11)      2,484

Taxation                                    (611)             979         368
                                          ------           ------      ------
Profit for the period                      1,884              968       2,852
                                          ======           ======      ======

Attributable to:
Equity shareholders                        1,882              968       2,850
Minority interest                              2                -           2
                                          ======           ======      ======
Earnings per share            6
- basic                                     22.7p                        34.4p
                                          ======                       ======
- diluted                                   22.2p                        33.6p
                                          ======                       ======


GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the three months ended June 30, 2007

---------------------------------------------------------------------------------
                                        First quarter ended June 30    Year ended
                                                                         March 31
                                           2007            2006              2007
                                               (unaudited)
                                           GBPm            GBPm              GBPm
---------------------------------------------------------------------------------
Profit for the period                       608             464             2,852
                                         ======          ======            ======
Actuarial gains on defined
benefit pension schemes                   2,012             305             1,409

Net gains (losses) on cash flow
hedges                                       26             (24)              163
Exchange differences on
translation of foreign operations           (19)            (54)              (95)
Tax on items taken directly to equity      (684)            (87)             (486)
                                         ------          ------            ------
Net gains recognised directly in
equity                                    1,335             140               991
                                         ------          ------            ------
Total recognised income for the
period                                    1,943             604             3,843
                                         ======          ======            ======

Attributable to:
Equity shareholders                       1,942             604             3,843
Minority interests                            1               -                 -
                                         ------          ------            ------
                                          1,943             604             3,843
                                         ======          ======            ======

GROUP CASH FLOW STATEMENT
for the three months ended June 30, 2007

---------------------------------------------------------------------------------
                                        First quarter ended June 30    Year ended
                                                                         March 31
                                           2007            2006              2007
                                               (unaudited)
                                           GBPm            GBPm              GBPm
---------------------------------------------------------------------------------
Cash flows from operating activities
Cash generated from operations
(note 7 (a))                                464           1,092             5,245
Income taxes received (paid)                384             (90)              (35)
                                         ------          ------            ------
Net cash inflow from operating
activities                                  848           1,002             5,210

Cash flow from investing activities
Net acquisition of subsidiaries,
associates and joint ventures              (164)            (38)             (237)
Net purchase of property, plant,
equipment and software                     (819)           (802)           (3,209)
Interest received                            75              15               147
Dividends received from
associates and joint ventures                 1               3                 6
Net (purchase) sale of short
term investments and non current
asset investments                           (79)           (729)              258
                                         ------          ------            ------
Net cash used in investing
activities                                 (986)         (1,551)           (3,035)

Cash flows from financing activities
Net repurchase of ordinary share
capital                                    (368)            (62)             (279)
New borrowings                            1,503               -                11
Repayments of borrowings                   (660)            (22)           (1,085)
Net movement on commercial paper            642             304               309
Interest paid                              (257)           (235)             (797)
Equity dividends paid                        (2)             (5)           (1,057)
                                         ------          ------            ------
Net cash received (used) in
financing activities                        858             (20)           (2,898)

Effects of exchange rate changes             (3)              -               (37)
                                         ------          ------            ------
Net increase (decrease) in cash
and cash equivalents                        717            (569)             (760)
                                         ======          ======            ======
Cash and cash equivalents at
beginning of period                       1,024           1,784             1,784

Cash and cash equivalents, net
of bank overdrafts, at end of
period (note 7 (c))                       1,741           1,215             1,024
                                         ======          ======            ======
Free cash flow (note 7 (b))                (152)            (17)            1,354
                                         ======          ======            ======
Increase in net debt from cash
flows (note 8)                              686             122               219
                                         ======          ======            ======


GROUP BALANCE SHEET
at June 30, 2007

---------------------------------------------------------------------------------
                                        June 30         June 30          March 31
                                           2007            2006              2007
                                               (unaudited)
                                           GBPm            GBPm              GBPm
---------------------------------------------------------------------------------
Non current assets
Goodwill and other intangible assets      2,807           1,819             2,584
Property, plant and equipment            15,124          15,329            14,997
Trade and other receivables                 579             366               523
Retirement benefit assets of the BT
Pension Scheme                            2,070               -                 -
Other non current assets                    130              81               119
Deferred tax assets                          27             667               117
                                         ------          ------            ------
                                         20,737          18,262            18,340
                                         ------          ------            ------
Current assets
Inventories                                 140             138               133
Trade and other receivables               4,469           4,183             4,073
Current tax receivables                       -               -               504
Other financial assets                       85           1,052                30
Cash and cash equivalents                 2,245           1,391             1,075
                                         ------          ------            ------
                                          6,939           6,764             5,815
                                         ------          ------            ------

Total assets                             27,676          25,026            24,155

Current liabilities
Loans and other borrowings                2,718           2,888             2,203
Trade and other payables                  6,662           6,394             6,719
Other current liabilities                   638           1,043               695
                                         ------          ------            ------
                                         10,018          10,325             9,617
                                         ------          ------            ------

Total assets less current liabilities    17,658          14,701            14,538
                                         ======          ======            ======
Non current liabilities
Loans and other borrowings                7,743           7,042             6,387
Deferred tax liabilities                  2,128           1,498             1,683
Retirement benefit obligations               96           2,222               389
Other non current liabilities             1,878           1,755             1,807
                                         ------          ------            ------
                                         11,845          12,517            10,266
                                         ------          ------            ------
Capital and reserves
Called up share capital                     432             432               432
Reserves                                  5,347           1,701             3,806
                                         ------          ------            ------
Total equity shareholders' funds          5,779           2,133             4,238
Minority interest                            34              51                34
                                         ------          ------            ------
Total equity                              5,813           2,184             4,272
                                         ------          ------            ------

                                         17,658          14,701            14,538
                                         ======          ======            ======

NOTES

1   Basis of preparation and accounting policies

These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc for the quarters ended June 30, 2007 and 2006, together with the audited results for the year ended March 31, 2007. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2007 were approved by the Board of Directors on May 16, 2007 and published on May 30, 2007. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The accounting policies which have been applied to prepare the interim financial results are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2007.

Certain comparative balance sheet amounts have been reclassified as at June 30, 2006 to conform with the presentation adopted as at March 31, 2007 and June 30, 2007.

2   Results of businesses

(a)   Operating results

                    External    Internal       Group   EBITDA  Group operating
                     revenue     revenue     revenue     (ii)    profit (loss)
                                                                          (ii)
                        GBPm        GBPm        GBPm     GBPm             GBPm
First quarter ended
June 30, 2007
BT Global Services     1,853         403       2,256      239               75
BT Retail              1,963          96       2,059      198              156
BT Wholesale             999         867       1,866      486              201
Openreach                211       1,099       1,310      471              290
Other                      7           -           7       31               (6)
Intra-group items(i)       -      (2,465)     (2,465)       -                -
                     -------     -------     -------  -------          -------
Total                  5,033           -       5,033    1,425              716
                     =======     =======     =======  =======          =======

First quarter ended
June 30, 2006
BT Global Services     1,754         401       2,155      228               80
BT Retail              1,977          91       2,068      182              142
BT Wholesale             997         850       1,847      478              193
Openreach                130       1,129       1,259      472              297
Other                      6           -           6       26              (29)
Intra-group items(i)       -      (2,471)     (2,471)       -                -
                     -------     -------     -------  -------          -------
Total                  4,864           -       4,864    1,386              683
                     =======     =======     =======  =======          =======
Year ended
March 31, 2007
BT Global Services     7,467       1,639       9,106    1,020              345
BT Retail              7,997         417       8,414      869              698
BT Wholesale           4,057       3,527       7,584    1,961              763
Openreach                685       4,492       5,177    1,888            1,181
Other                     17           -          17       42             (127)
Intra-group items(i)       -     (10,075)    (10,075)       -                -
                     -------     -------     -------  -------          -------
Total                 20,223           -      20,223    5,780            2,860
                     =======     =======     =======  =======          =======


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
(ii)  Before specific items and leaver costs

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based, whilst for other products and services, the transfer prices are agreed between the relevant lines of business on an arms length basis. These intra-group trading arrangements are subject to periodic review.

(b)   Revenue analysis

                             First quarter ended June 30        Year ended
                       ------------------------------------       March 31
                        2007       2006   Better (worse)              2007
                        GBPm       GBPm     GBPm       %              GBPm

Traditional            3,218      3,223       (5)      -            12,849
New wave               1,815      1,641      174      11             7,374
                     -------    -------                           --------
                       5,033      4,864      169       3            20,223
                     =======    =======                           ========

Major Corporate        1,785      1,699       86       5             7,244
Business                 601        588       13       2             2,353
Consumer               1,231      1,252      (21)     (2)            5,124
Wholesale/Carrier      1,409      1,319       90       7             5,485
Other                      7          6        1      17                17
                     -------    -------                           --------
                       5,033      4,864      169       3            20,223
                     =======    =======                           ========

(c)   New wave revenue analysis

                             First quarter ended June 30        Year ended
                       ------------------------------------       March 31
                        2007       2006   Better (worse)              2007
                        GBPm       GBPm     GBPm       %              GBPm

Networked IT services  1,061        981       80       8             4,386
Broadband                540        454       86      19             2,016
Mobility                  75         71        4       6               294
Other                    139        135        4       3               678
                     -------    -------                           --------
                       1,815      1,641      174      11             7,374
                     =======    =======                           ========


(d) Capital expenditure on property, plant, equipment, software and motor vehicles

                             First quarter ended June 30        Year ended
                       ------------------------------------       March 31
                        2007       2006   Better (worse)              2007
                        GBPm       GBPm     GBPm       %              GBPm

BT Global Services       186        149      (37)    (25)              695
BT Retail                 46         40       (6)    (15)              166
BT Wholesale             272        200      (72)    (36)            1,017
Openreach                277        271       (6)     (2)            1,108
Other (including
fleet vehicles
and property)            122         55      (67)    n/m               261
                     -------    -------                           --------
                         903        715     (188)    (26)            3,247
                     =======    =======                           ========

Transmission
equipment                289        297        8       3            1,209
Exchange equipment        31         14      (17)    n/m              118
Other network
equipment                260        160     (100)    (63)             854
Computers and
office equipment          34         28       (6)    (21)             149
Software                 257        180      (77)    (43)             807
Motor vehicles and
other                     15         14       (1)     (7)              49
Land and buildings        17         22        5      23               61
                     -------    -------                           --------
                         903        715     (188)    (26)           3,247
                     =======    =======                           ========

3 (a) Operating costs
                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm
Staff costs before leaver costs             1,299       1,256            5,076
Leaver costs                                    8          24              147
                                          -------     -------         --------
Staff costs                                 1,307       1,280            5,223
Own work capitalised                         (187)       (171)            (718)
                                          -------     -------         --------
Net staff costs                             1,120       1,109            4,505
Depreciation and amortisation                 709         703            2,920
Payments to telecommunication operators     1,062       1,006            4,162
Other operating costs                       1,501       1,437            6,159
                                          -------     -------         --------
Total before specific items                 4,392       4,255           17,746
Specific items (note 4)                        49           -              169
                                          -------     -------         --------
Total                                       4,441       4,255           17,915
                                          =======     =======         ========

(b) Leaver costs

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm

BT Global Services                              4          17               52
BT Retail                                       -           2               24
BT Wholesale                                    3           1               39
Openreach                                       -           2                4
Other                                           1           2               28
                                          -------     -------         --------
Total before specific items                     8          24              147
Specific items                                 25           -                -
                                          -------     -------         --------
Total                                          33          24              147
                                          =======     =======         ========

4   Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This includes profit and losses on the disposal of investments and businesses, and asset impairment charges. This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm

Restructuring costs                            49           -                -
Creation of Openreach                           -           -               30
Property rationalisation costs                  -           -               64
Write off of circuit inventory and
working capital balances                        -           -               65
Cost associated with settlement of
open tax years                                  -           -               10
                                          -------     -------         --------
Specific operating costs                       49           -              169
Loss (profit) on sale of non current
asset investments                               1           -              (19)
Interest on settlement of open tax
years                                           -           -             (139)
                                          -------     -------         --------
Net specific items charge before tax           50           -               11
Tax credit on specific items                  (15)          -              (41)
Tax credit on re-measurement of
deferred tax                                 (154)          -                -
Tax credit in respect of settlement
of open tax years                               -           -             (938)
                                          -------     -------         --------
Net specific items credit after tax          (119)          -             (968)
                                          =======     =======         ========

5   Net finance costs

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm
Finance costs(1) before pension
interest                                      173         175              732
Interest on pension scheme liabilities        507         467            1,872
                                          -------     -------         --------
Finance costs                                 680         642            2,604
                                          -------     -------         --------
Finance income(2) before pension
income                                        (13)        (24)            (218)
Expected return on pension scheme
assets                                       (612)       (572)          (2,292)
                                          -------     -------         --------
Finance income                               (625)       (596)          (2,510)
                                          -------     -------         --------

Net finance costs                              55          46               94
                                          =======     =======         ========

Net finance costs before pensions             160         151              514
Interest associated with pensions            (105)       (105)            (420)
                                          -------     -------         --------
Net finance costs                              55          46               94
                                          =======     =======         ========

(1)Finance costs in the first quarter ended June 30, 2007 and June 30, 2006 and the year ended March 31, 2007 include a net credit of GBP6 million and GBP3 million and net charge of GBP4 million, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis.

(2)Finance income in the year ended March 31, 2007 includes GBP139 million of interest on settlement of open tax years.

6   Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                                          First quarter ended       Year ended
                                                  June 30             March 31
                                             2007        2006             2007
                                                   millions of shares

Basic                                      8,216        8,314            8,293
Diluted                                    8,461        8,455            8,479

7   (a) Reconciliation of profit before tax to cash generated from operations

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm

Profit before tax                             600         615            2,484
Depreciation and amortisation                 709         703            2,920
Associates and joint ventures                   3          (2)             (15)
Employee share scheme costs                    17          20               93
Net finance costs                              55          46               94
Profit on disposal of non current
asset investments                               1           -              (19)
Changes in working capital                   (691)       (357)             (52)
Provisions movements, pensions and
other                                        (230)         67             (260)
                                          -------     -------         --------
Cash generated from operations                464       1,092            5,245
                                          =======     =======          =======

(b) Free cash flow

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm
Cash generated from operations                464       1,092            5,245
Income taxes repaid (paid)                    384         (90)             (35)
                                          -------     -------         --------
Net cash inflow from operating
activities                                    848       1,002            5,210
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment and software                       (819)    (802)             (3,209)
Net purchase of non current asset
investments                                     -        -                  (3)
Dividends received from associates              1        3                   6
Interest received                              75       15                 147
Included in cash flows from financing
activities
Interest paid                                (257)    (235)               (797)
                                          -------     -------         --------
Free cash flow                               (152)     (17)              1,354
                                          =======     =======          =======

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c) Cash and cash equivalents
                                              At June 30          At March 31
                                           2007        2006              2007
                                           GBPm        GBPm              GBPm
Cash at bank and in hand                    854         464               568
Short term deposits                       1,391         927               507
                                        -------     -------          --------
Cash and cash equivalents                 2,245       1,391             1,075
Bank overdrafts                            (504)       (176)              (51)
                                        -------     -------          --------
                                          1,741       1,215             1,024
                                        =======     =======          ========

8   Net debt

Net debt at June 30, 2007 was GBP8,631 million (June 30, 2006 - GBP7,727 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP502 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

8 (a) Analysis

                                              At June 30          At March 31
                                           2007        2006              2007
                                           GBPm        GBPm              GBPm
Loans and other borrowings               10,461       9,930             8,590
Cash and cash equivalents                (2,245)     (1,391)           (1,075)
Other current financial assets(1)           (84)     (1,036)               (3)
                                        -------     -------          --------
                                          8,132       7,503             7,512
Adjustments:
To retranslate currency denominated
balances at swapped rates where
hedged                                      614         371               577
To recognise borrowings and
investments at net proceeds and
unamortised discount                       (115)       (147)             (175)
                                        -------     -------          --------
Net debt                                  8,631       7,727             7,914
                                        =======     =======          ========

After allocating the element of the adjustments to net debt which impact loans and other borrowings, gross debt at June 30, 2007 was GBP10,456 million (June 30, 2006 - GBP9,975 million, March 31, 2007 - GBP8,943 million).

1 Excluding derivative financial instruments of GBPnil, GBP16 million and GBP27 million at June 30, 2007 and 2006 and March 31, 2007, respectively.

8 (b) Reconciliation of movement in net debt

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm

Net debt at beginning of period             7,914       7,534            7,534
Increase in net debt resulting from
cash flows                                    686         122              219
Net debt assumed or issued on
acquisitions                                   24           9               11
Currency movements                              2          63              124
Other non cash movements                        5          (1)              26
                                          -------     -------         --------
Net debt at end of period                   8,631       7,727            7,914
                                          =======     =======         ========

9   Statement of changes in equity

                                          First quarter ended       Year ended
                                                June 30               March 31
                                             2007        2006             2007
                                             GBPm        GBPm             GBPm

Shareholders' funds                         4,238       1,555            1,555
Minority interest                              34          52               52
                                          -------     -------         --------
Equity at beginning of period               4,272       1,607            1,607

Total recognised income for the
period                                      1,943         604            3,843
Share based payment                            (4)         20               71
Issues of shares                               10           1               24
Tax on items taken directly to equity           -           -               82
Net purchase of treasury shares              (407)        (47)            (284)
Dividends on ordinary shares                    -           -           (1,053)
Minority interest                              (1)         (1)             (18)
                                          -------     -------         --------
Net changes in equity for the period        1,541         577            2,665

Equity at end of period
Shareholders' funds                         5,779       2,133            4,238
Minority interest                              34          51               34
                                          -------     -------         --------
Total equity                                5,813       2,184            4,272
                                          =======     =======         ========

10  Earnings before interest, taxation, depreciation and amortisation (EBITDA)


                                         First quarter              Year ended
                                         ended June 30                March 31
                                         2007      2006                   2007
                                         GBPm      GBPm                   GBPm
Operating profit                          658       659                  2,541
Specific items (note 4)                    50         -                    172
Depreciation and amortisation
(note 3)                                  709       703                  2,920
                                       --------  --------                -------
EBITDA before specific items            1,417     1,362                  5,633
                                        =======   =======                =======


Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.



Forward-looking statements - caution advised


Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in revenue, EBITDA and earnings per share; growth in new wave revenue, mainly from networked IT services and broadband; implementation of BT's 21st Century Network; roll out of next generation broadband services and the benefits of BT's new organisation structure including accelerated strategic transformation and achievement of cost savings.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to; material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 26 July, 2007